Filed by EPR Properties

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: CNL Lifestyle Properties, Inc.

Commission File No.: 000-51288

On November 3, 2016, representatives of EPR Properties held an earnings call. The following is a transcript of the call.

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EDITED TRANSCRIPT

EPR - Q3 2016 EPR Properties Earnings Call

EVENT DATE/TIME: NOVEMBER 03, 2016 / 12:30PM GMT

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

CORPORATE PARTICIPANTS

Brian Moriarty EPR Properties - VP of Corporate Communications

Jerry Earnest EPR Properties - SVP & CIO

Greg Silvers EPR Properties - President & CEO

Mark Peterson EPR Properties - EVP, CFO & Treasurer

CONFERENCE CALL PARTICIPANTS

Rob Stevenson Janney Capital Markets - Analyst

Nick Joseph Citigroup - Analyst

Anthony Paolone JP Morgan - Analyst

Jordan Sadler Keybanc Capital Markets - Analyst

Joshua Dennerlein Bank of America - Analyst

Robert Kirkpatrick Cardinal Capital - Analyst

    PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the EPR Properties Q3 2016 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session, and instructions will follow at that time. (Operator Instructions) As a reminder, this call is being recorded.

I would like to introduce your host for today’s conference, Brian Moriarty, Vice President of Communications. Sir, you may begin.

Brian Moriarty - EPR Properties - VP of Corporate Communications

Thank you, Operator, and thanks to all that are joining us today. As always, I’ll start the call by informing you that this call may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, identified by such words as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” or other comparable terms.

In particular, we will be discussing our announced agreement with CNL Lifestyle Properties and our expectations with respect to that transaction. The Company’s actual financial condition and results of operations may vary materially from those contemplated by such forward-looking statements, and you should consider the cautionary statements we have provided in the materials in this presentation.

Discussion of these factors that could cause results to differ materially from these forward-looking statements are contained in the Company’s SEC filings including the Company’s reports, Form 10-K and 10-Q.

Now I’ll turn the call over to the Company President and CEO, Gregory Silvers.

Greg Silvers - EPR Properties - President & CEO

Thank you, Brian, and good morning to everyone. I’d like to remind everyone that slides are available to follow along via our website at www.eprkc.com. With me on the call today are the Company’s CFO, Mark Peterson.

Mark Peterson - EPR Properties - EVP, CFO & Treasurer

Good morning.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Greg Silvers - EPR Properties - President & CEO

And the CIO, Jerry Earnest.

Jerry Earnest - EPR Properties - SVP & CIO

Good morning.

Greg Silvers - EPR Properties - President & CEO

I will start by stating that today’s call will run longer than our traditional earnings call, as we will be providing an overview of our just-announced CNL transaction during the call. This is obviously a significant transaction for the Company, and it’s important for us to communicate the key elements of the transaction in some detail. With that, I’ll get started on today’s headlines.

Today’s first headline, “Strong Quarter Supported by Ongoing Solid Fundamentals.” We are pleased to report another quarter of solid top-line results as is demonstrated by our quarterly revenue growth of 16% as compared to the same quarter previous year.

This strength is also translated to our earnings, as well, as we delivered a 5% increase in our adjusted FFO per share versus the prior period. Additionally, we saw meaningful investment spending across each of our primary investment segments.

Next — “Investing in Large High-Quality Portfolio of Recreation Assets Which Complements our Expertise.” As reported in our press release, we have entered into a definitive purchase and sale agreement with CNL Lifestyle Properties and funds affiliated with Och-Ziff Real Estate for an investment of approximately $700 million in the recreation segment. We are extremely pleased to announce this transaction, which is the culmination of a lengthy and disciplined process of underwriting, due diligence, and negotiations.

The agreement provides for the Company’s investment in a portfolio of high-quality ski and attractions assets and builds on our expertise in the recreation segment. In addition to our expectation of immediately accretive earnings, the acquisition will further diversify our portfolio with proven durable assets that are consistent with the positive trends we are seeing in the experience economy.

Our third headline is “Portfolio Quality Further Improved Through Asset Recycling.” As Jerry will speak to in more detail, we continue to make significant progress in strategically managing our portfolio with planned sales of approximately $250 million in 2016 including $85 million of Imagine Charter Schools by year-end, along with other planned sales of certain entertainment assets.

Additionally, we have another $175 million of dispositions planned for 2017. As an organization, we have increasingly broadened and institutionalized processes within our asset management team, which are focused on ensuring that we have a continued healthy and productive portfolio of assets across all our primary segments.

Our last headline is “Increasing 2016 Adjusted FFO Per Share Guidance and Introducing 2017 Guidance.” We are pleased to announce that we are increasing our earnings guidance for 2016. This increase, along with our outlook for 2017, demonstrates that our differentiated and focused strategy allows us to continue to deliver strong results and gives us confidence in our ability to produce over the long term.

With that, I’ll turn the call over to Jerry and then rejoin you to discuss our CNL announcement.

Jerry Earnest - EPR Properties - SVP & CIO

Thank you, Greg. During the third quarter of 2016, investment spending was $155.1 million, bringing year-to-date investment spending to $526.9 million. The quarter’s strong spending pays for flexible momentum and balance among our three primary investment segments. Our investment results confirm our thesis that a focused approach with defined segments provides us with the expertise in relationships to allow us to access quality opportunities that deliver consistent and reliable results.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

In the entertainment segment, the theater exhibition business has posted solid growth throughout the year. Box office revenues are up 3% year-to-date over last year, slightly ahead of expectations for 2016. As we have emphasized throughout the year, the final determination of 2016 will, in large part, be based upon the fourth quarter. Last year’s phenomenal success of the reboot of the Star Wars brand took box office receipts to an all-time record.

The fourth quarter contains many promising films, however, none of them are currently generating the excitement of “The Force Awakens.” With that said, we expect the full year to be flat to up 2%, which bodes extremely well for 2017 when we are more optimistic about the film slate.

For the quarter, investment spending in our entertainment segment totaled $33.9 million consisting primarily of the acquisition of one theater and spending on two build-to-suit theaters, the redevelopment of six existing theaters, and the investment in two build-to-suit family entertainment centers. The current investment climate for megaplex theaters, particularly with the expanded amenity format remains a strong contributor to our investment spending pipeline.

Our theater portfolio contains 22 renovated theaters with the expanded amenity format and an additional 28 theater renovations are in process or planned. We still see quality opportunities within the entertainment segment with the exhibitors’ ongoing migration to the expanded amenity theater format.

In the recreation segment, the strong performance of our Topgolf properties further strengthens our master lease structure with overall lease coverage in excess of 3 times. We are encouraged by the strong consumer acceptance, rapid ramp-up and reliable performance of our Topgolf investments. At the end of the third quarter, we had three new Topgolf properties placed in service for a total of 23 open and operating Topgolf properties.

Topgolf began construction on one new property during the quarter for a total of five properties currently under construction.

Recreation spending totaled $49 million for the third quarter, which primarily consisted of $37.7 million in spending on Topgolf properties under construction, and $9.2 million on our ski properties.

In our education segment, all three of our education property types, which include public charter schools, early childhood education centers, and private schools, sustained strong growth, and overall enrollment is up significantly. As we have stated previously, we believe that our experience in the sector and extensive operator relationships combined with our build-to-suit program provides us with a competitive advantage in further growing our high-quality portfolio of education facilities.

While we await current enrollment data from the October National Student Enrollment Surveys, we expect that National Charter School enrollments will exceed the 3 million student level achieved last year. Our charter school portfolio remains 100% leased and capacity utilization increased to 84% for the 2016-2017 academic year.

The enrollment of our newly opened BASIS Independent McLean, a private school located in McLean, Virginia, is off to a strong start and exceeds our underwriting projections. In addition, during the quarter, we expanded our private school operator relationships with the acquisition of a new private school in California, bringing us to five private schools in service.

Our momentum in early childhood education facilities has grown with 24 properties in service including two property acquisitions during the third quarter. There were 13 early childhood education properties under construction at the end of the quarter.

During the third quarter, we invested $71.1 million primarily in the development or expansion of 20 public charter schools, three private schools, 18 early childhood education centers, and the acquisition of one private school. One private school and one early childhood education center were placed in service during the quarter.

During the third quarter, one of our public charter schools exercised an option for early lease termination and purchase of the school property. We sold the charter school for net proceeds of $5.4 million including a net gain of $0.5 million on the lease termination fee, as Mark will discuss. The charter school was in our 2016 guidance for investment dispositions.

Construction is progressing on the Montreign Casino by Empire Resorts and the infrastructure at the Adelaar Casino and Resort project located in Sullivan County, New York. Investment spending related to the development of the infrastructure improvements to support the project was $1.1 million during the quarter.

As we previously discussed, we anticipate in commencing the initial development of the waterpark hotel prior to year-end. However, most of this work will involve preparing the site for vertical construction, which will commence in earnest in the spring of 2017. Overall property occupancy for all our properties remains strong at 99%.

The businesses of our operators remains strong in support of our properties with solid and consistent earnings performance and durable growth profiles. Investment spending has remained robust during the first nine months of 2016, and our investment guidance for 2016 remains $650 million to $700 million. Our previous guidance for dispositions for the full year 2016 was $77.3 million to $175 million. However, we are raising our guidance for the full year 2016 to $215 million to $290 million, which reflects approximately $90 million of previously closed to date dispositions along with planned dispositions during the fourth quarter of $125 million to $200 million.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Included in our fourth quarter sales are $85 million in public charter schools leased to Imagine Schools. These planned dispositions are consistent with our stated strategy to reshape our charter school tenant portfolio by selling most of our Imagine Schools.

Both the overall disposition number, as well as the Imagine disposition number, is larger than we have previously discussed, as we believe there are additional opportunities to recycle capital and manage risk. These dispositions will negatively impact earnings in the short run as we redeploy the capital. However, our commitment is to construct a highly durable portfolio of properties that deliver consistent reliable results over the long term.

Consistent with that commitment, we are introducing 2017 investment spending guidance of $1.3 billion to $1.35 billion inclusive of the $700 million CNL investment. This investment plan demonstrates our ability to access quality transactions that drive our business earnings growth forward.

Disposition guidance for 2017 is planned for $150 million to $200 million including another $50 million in the first quarter of public charter schools leased to Imagine Schools.

With that, I’ll turn it over to Mark for discussion of the financials and will rejoin you for questions.

Mark Peterson - EPR Properties - EVP, CFO & Treasurer

Thank you, Jerry. I’m going to first go over our earnings for the quarter. Then after Greg discusses the CNL transaction, I’ll be back with you to review our outlook for the remainder of the year and 2017.

I’d like to remind everyone on the call that our quarterly investor supplemental can be downloaded from our website.

Now turning to the first slide. Net income for the third quarter increased to $51.6 million, or $0.81 per share from $44.2 million, or $0.76 per share in the prior year. FFO increased to $78.2 million, or $1.22 per share from $67.4 million, or $1.15 per share in the prior year.

FFO as adjusted for the quarter increased to $78.8 million versus $68.3 million in the prior year, and was $1.23 per share for the quarter versus $1.17 per share in the prior year, an increase of 5%.

Before I walk through the key variances, I want to discuss certain of the adjustments to FFO to come to FFO as adjusted. First, pursuant to a tenant purchase option, we completed the sale of one public charter school during the quarter for net proceeds of $5.4 million and recognized a gain on the sale of $549,000.

As I have discussed previously, we add back to FFO the portion of the gain on sale related to a termination fee to come to FFO as adjusted.

Second, we had two gains during the quarter that are backed out of FFO to come to FFO as adjusted. One is an additional insurance recovery gain we recorded related to the fire at one of our metro ski resorts, which I discussed in our last call. This gain is included in other income and totaled $1.8 million for the third quarter.

The other gain excluded from FFO as adjusted for the quarter relates to the sale of a land parcel adjacent to one of our Texas theaters. The land parcel was sold for net proceeds of $2.1 million and a gain on sale of $1.1 million was recorded.

Finally, we recognized $2.9 million in transaction costs for the quarter that are excluded from FFO as adjusted. These costs relate primarily to the CNL asset acquisition, which will be classified as a business combination for GAAP and thus the transaction costs are expensed as incurred.

Now let me walk through the key line item variances for the quarter versus the prior year. Our total revenue increased 16% compared to the prior year to a quarterly amount of $125.6 million. Within the revenue category, rental revenue increased by $16.6 million versus the prior year to $102.3 million and resulted primarily from new investments.

Percentage rents for the quarter included in rental revenue of $1.7 million versus $1.4 million in the prior year. The increase was primarily due to percentage rents received from our private schools in San Jose and Brooklyn.

Other income increased by $1.8 million for the quarter versus last year and was primarily due to the insurance recovery gains I discussed previously.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Mortgage and other financing income was $17 million for the quarter, a decrease of approximately $1.2 million versus prior year. The decrease was primarily due to the payoff of mortgage notes in the first half of 2016 as well as our investment in Camelback hotel and indoor water park moving last year from a mortgage to a lease at our tenant’s options as I have discussed in prior calls.

Additionally, we recognized $904,000 of participating interest income this quarter versus approximately $1.5 million in the prior year related to our investment in the Schlitterbahn waterparks. The lower participating interest was primarily due to weather conditions at these waterparks for the 2016 season.

Lastly, these decreases were partially offset by additional real estate lending activities.

On the expense side, G&A expense increased to $9 million for the quarter compared to $7.5 million in the prior year due primarily to increases in our payroll and benefit costs and professional fees.

The increase in payroll and benefits costs is due to the additional personnel to support our growing asset base as well as increases in incentive compensation and amortization of share-based awards.

Our net interest expense for the quarter increased by about $3.8 million to $24.3 million. This increase resulted from an increase in average borrowings as well as a decrease in capitalized interests primarily associated with the Adelaar project. Capitalized interest related to Adelaar was $444,000 this quarter compared to $2.1 million in the prior year as a portion of the project leased to Empire Resorts was placed in service during the first quarter. These increases were partially offset by a lower weighted average interest rate.

Turning to the next slide, for the nine months ended September 30th, our total revenue was up 17% and both our net income per share and FFO as adjusted per share were up 9%, certainly strong performance through the first nine months of our fiscal year.

Now turning to the next slide, I’ll review some of the Company’s key credit ratios. As you can see, our coverage ratios for the quarter continue to get stronger with fixed charge coverage of 3.2 times, debt service coverage at 3.6 times, and interest coverage at 3.9 times.

Our FFO as adjusted payout ratio was 78%. Our net debt to adjusted EBITDA ratio was 5.2 times at quarter-end, right in line with our stated expected range of 4.6 to 5.6 times.

As you can tell by these metrics, our balance sheet continues to be in great shape.

Now let’s turn to the next slide for a capital markets and liquidity update. At quarter-end we had total outstanding debt of $2.2 billion. Almost 90% of this debt is either fixed-rate debt or debt that has been fixed through interest rate swaps with a blended coupon of approximately 5.1%.

We had $200 million outstanding at quarter-end on our $650 million line of credit, and we had $7.3 million of unrestricted cash on hand. During the quarter we prepaid, in full, seven secured mortgage notes for $38.1 million with an average annual interest rate of just over 6%, and as I discussed in our last call in August, we issued $340 million of 8-year and 10-year senior unsecured notes in a private placement transaction with a blended interest rate of 4.47%.

As shown on the next slide, we are in excellent shape with respect to our debt laddering with minimal maturities through 2018 and manageable maturities thereafter. Also, as you can see on the slide, we expect to be substantially out of our current secured debt by the end of 2017.

Now before I go over guidance for the remainder of 2016 and next year, I will turn it over to Greg to discuss the announcement of the CNL transaction.

Greg Silvers - EPR Properties - President & CEO

Thank you, Mark. Before we begin on the transaction, I want to spend a second on three core principles that guided our team as we began this process.

Number one, underwriting determines value. It’s not what we could pay but what we should pay. Number two, we self-limited our ski exposure to approximately 10% of our portfolio. And number three, where necessary, we revised or entered into new leases to reflect our underwriting, and several of the rent figures presented today reflect signed agreements that will become effective upon closing. Our unique industry knowledge and relationships permitted this result.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Now let me walk you through the transaction. The first couple of pages of the presentation are the disclaimers that Brian referenced in his introduction, and I encourage you to read those at your leisure. But let’s begin on page four, which discusses the overall transaction.

As you will see, it is an approximate $700 million transaction, which includes EPR acquiring the Northstar California Ski Resort and Attractions portfolio along with providing 65% of debt financing to funds affiliated with Och-Ziff Real Estate for the remainder of the ski portfolio.

We anticipate an early Q2 2017 closing for this transaction following shareholder approval by CNL Lifestyle. Our outcomes are, as we see there, that we will acquire $456 million worth of assets comprised of the aforementioned Northstar Ski Resort along with 15 attraction assets, and we will provide a $244 million secured financing of five years in initial duration or 65% LTV to OZ for approximately — for their acquisition of 14 ski and mountain lifestyle resorts for approximately $374 million.

The next page lays out the sources and uses both for the overall transaction and for EPR. And, as you can see, the top of the transaction, this is an $830 million transaction with $9 million of EPR transaction costs with the sources and uses laid out. You will see on the upper right-hand column that includes $647 million of EPR equity, $62 million of EPR cash, and approximately $130 million of OZ real estate cash.

The lower part of the page looks at just the specific EPR transaction, and you can see it as, again, a $700 million transaction of which is financed with $647 million of EPR equity or over 90% equity part of the consideration.

The next page discusses the transaction merits. Again, when we looked at this transaction, we focused on the high-quality assets. These are proven assets, they’ve performed, we’ve looked at these, and we’ll talk about our approach to these, but these have always been strong-performing assets.

We had a very disciplined approach to this. This went through a two-year process of negotiating, underwriting, and due diligence, and it is in our core expertise. Again, consistent with the themes that we’ve talked about with many of you, what you’ll see as we roll this out is high coverage underwritten to five-year EBITDAR average.

This portfolio significantly increases our geographic and operator diversification within our recreation segment, and we are projecting this to be immediately accretive, as I said, with substantially all equity consideration. And, furthermore, this buttresses our continued investment in the experience economy, and we believe will bode well as we move into the future.

As we flip now, let’s take an overview of the properties that we will be acquiring. The next slide is some pictures of the Northstar Resort, and if we flip to the next page, we’ll give you some little bit of detail. Again, it is a leading regional destination. This is consistent with our drive to metropolitan ski. This is the primary — it services primarily the San Francisco Bay and Sacramento markets. It’s got a very proven operator, Vail Resorts. We know that name. Extensively, it is a top-tier operator, and we’re very pleased to bring them into our family of operators.

With that, there’s been extensive co-investment at the property, and we reference there not only the Ritz-Carlton Northstar Lodge but the Second Home communities that drive and support this. And as part of that, this is a top year-round resort. This simply is not a ski property, but they have substantial revenue generation all four seasons.

Turning to the next page about what we will own, you see that the remaining lease term is 10 years, but they have 30 years of tenant options. There are some specific references to the ski-able acres and the details of the properties along with the retail village, which is master-leased by the operator, and the names that you see there are the underlying tenancies for which sub-lease from them. So a very exciting and, we think, a dynamic property.

Flipping to the next page, let’s discuss the attractions portfolio. Again, I want to reference back because there was a point — we underwrote that property. It has a five-year EBITDAR coverage of 1.6. Again, that is during some very difficult years with drought, so we feel that we’ve spent an extensive amount of time underwriting this to where we’ve got a very durable and consistent cash flow along with a very strong operator.

As we move into the attractions portfolio, again, you see there’s 15 assets geographically dispersed. Again, I focus you to the bottom right-hand column again, underwritten rent coverage, very strong, 1.8, and the performance of the properties have a very strong CAGR from a revenue generation. So, again, when we put these together, you’ll see the mantras that we’ve talked about with cross defaults, with a cross-collateralization, average remaining lease term of 18 years, and we think we’ve not only got great properties but great operators and great underwriting. So it’s created that durability that we look for.

The next slide is just a list of the properties, and you’ll see that they’re very geographically diverse. They’ve been in operation for a number of years, and they’ve proven we’re able to underwrite, in fact, a long history of their performance. Again, when we look at these, you will see — the detail is not on this — but the consistency of how we do things in this portfolio will be manifest as we enter into this transaction with reserves for seasonal reserves with maintenance CapEx reserves to make sure the ongoing kind of maintenance of the property. And we’ve stylized these as EPR-styled leases, and you will see that reflected throughout this portfolio.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

As we move into the mortgage transaction and with the OZ Real Estate, again, with the backdrop of the idea that we wanted to maintain our ski portfolio at approximately 10%, we talked to various parties who were interested in this transaction. OZ Real Estate had its experience in the ski industry. We felt that was very important, and we finally, kind of, structured a deal with them, the terms of which are laid forth on what is slide 15. Again, this is a very regionally diverse ski and mountain resort portfolio, nine states, including British Columbia, over 12,000 acres and important, 120 million live within five hours of portfolio resorts. These are the type of ski properties that we understand and understand how to underwrite.

If you look at the structure of the loan, again, it’s a five-year term with three 30-month extensions, 8.5% interest rate, a 1% origination and exit fee. We have a commitment for some future improvements. The features of the loan is, again, 65% loan-to-transaction value. It’s a fully cross-collateralized pool, it’s 2.5 times underwritten coverage, property level rent-to-interest payment with the EBITDAR coverages of the properties even higher on that point. So a very conservatively underwritten loan.

Again, we have some protections with this. For the first four years, we have a complete make whole of all interest payments if they should refinance or sell the properties. So we’ve structured a very conservative transaction that allowed us to execute on this deal without increasing the risk or exposure to our underlying shareholder base.

The ski portfolio is detailed on the next slide, and you will see there’s two major operators, that being Boyne and Triple Peaks, and they have a very diverse, geographically diverse portfolio.

The deal structures is on the next couple of page, and while it could be a very complicated deal, we’ve kind of laid it out here in simplistic terms so that everybody can understand the way that this is a three-step structure. One that OZ Real Estate will purchase the ski properties for $130 million in cash and a note. Then we will buy that note and the remaining assets from CNL for $647 million of stock and $53 million in cash. And upon the transaction closing, shortly thereafter, CNL will distribute the EPR shares to their underlying shareholders.

Again, for that equity consideration, we do have an equity-based collar on that, which is 7.5% down, 12% up, based upon a 10-day VWAP ending on the second day before closing.

When we look at the next page, we take a look at the actual yields and coverages, and you can see on that, it’s a very attractive deal. On the attractions and Northstar, the initial yield, this is on annualized cash rents and interest, is a 9.35% with an underwritten coverage of 1.8. And on the mortgage it’s an 8.5% with a 2.5 times based upon existing rent streams over interest payments. Again, the overlying EBITDAR coverage would even be higher.

So the overall deal, as we see, is $63.3 million of annualized cash rents and interest at a 9.05 yield. I should also mention that this does not include any percentage rents which, say, a significant number of these leases have that opportunity.

So what is the impact to us? The next slide details the projected accretion, and you can see we’ve laid it out here with respect to the collar where we detailed the base case, which is the $73.78, which was the 10-day VWAP leading into the date of signing. So the low case, of which we would issue 7.5% down as $68.25, which would be 9.5 million shares. The high case being $82.63 or 7.8 million shares. So the low end of the case is $0.18 of accretion, the base case being $0.22, and the high case being $0.28.

Important to that is the assumptions that we detail here. Again, this is the rents and interest per our previous slide that there are certain noncash GAAP revenue adjustments of approximately $1.2 million. This is a full-year perspective for this accretion. Actual 2017 will be lower based upon the actual closing date, assumes the cash portion of our consideration is financed with 10-year debt, that we’re going to have certain additional G&A expenses, and that we’ve excluded transaction costs for the illustrative purposes here.

What does that do to EPR? The next slide gives you a little bit of a pro forma segment mix and you see, overall, our entertainment segment moves from 52% to 46%. As expected, our recreation segment jumps up from 21% to 32%, and our education segment moves down from 23% to 19%. On a net income basis, again, kind of consistent with what we saw on the asset side, entertainment moves to 49% from 53%, recreation steps up with this investment from 22% to 30% and education moves from 23% to 19%. Again, we are more balanced as a complete entity across all of our segments.

Turning to the next page, looking at our pro forma top 10 customers, you will see — and we actually have also pro forma’d out for what are announced and planned Imagine dispositions, you will see that, again, our top 10 customer list moves from 64% to 60%. We introduce a couple of new — three new tenants into that group being Premier Parks, OZ Real Estate, and BASIS. And we also moved off the top 10 Imagine Schools, Children’s Learning Adventure, and Southern Theaters. So a fairly dramatic impact for our top 10 customers.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Turning to the next slide, we wanted to spend a second and continue the dialog that we’ve had with many of you about our rationale for why we continue to invest in our recreation segment and this experience-based economy. So on slide 24, why recreation? Again, we see good alignment with consumer spending trends and recreation as a percentage of total spend continues to grow.

The demographic shifts that are occurring align with the investment strategy that we have. Baby boomers are entering into their peak leisure years and millennials are focused on this type of experience rather than an economy of stuff, and we feel that our recreation segment plays into the strength of that demographic shift.

Again, because of our unique industry knowledge and relationships, we think that it creates an advantageous position along with that the assets are difficult to replicate creating and sustaining long-term value.

All of these things drive our long-term performance and our underlying thesis of creating a portfolio that provides consistent and reliable cash flows.

Turning to the next slide, as we look at our ski sector overview and what’s going on in that industry, you can see from the charts on the left, there continues to be durable demand but relatively fixed or declining supply. This allows the bottom half of that chart, which shows increasing revenue per visit on a 4% CAGR, and that’s 2002 through 2015.

The trends continue to work in our favor. As you see, we are transitioning to a four-season business. Again, it takes — removes some of the volatility out of the property that is very well represented by the Northstar property as a four-season asset. Expanding the season pass network, which stabilizes revenue and enhances customer value proposition. Focusing on the beginner experience, again, an improving technology, whether that means snow-making, customer marketing or interaction, and social media, these trends continue to get better.

Turning to the next slide, we do not, however — we would be remiss if we would fail to acknowledge the weather risk. We think that we have an approach to that and think that we can underwrite that. What we look at, as we see on this slide, is an initial filter. We avoid high EBITDAR volatility, and you see that with high coverages. We seek clear, proven position in the ski sector, that being that daily accessible metropolitan daily skiing and stabilizing attributes, whether that be season pass, proximity to large population, significant snow-making, and off-season reserves to stabilize and remove some of the volatility.

Under our underwriting, we take a very long-term approach. We actually underwrite and analyze weather patterns. We stress each of these properties so that, as I said, modeling determines underwriting, underwriting determines rent. So, again, we are cognizant of making these durable and reliable cash flows.

With that, we try to overlay credit support and structure, equity contributions from our operator, partner with multi-asset operators to create diversity within even an operator portfolio. We cross-default those portfolios and then we structure seasonal reserves to allow us the maximum security within our cash flows.

Our overall viewpoint is as is stated, that favorable risk-adjusted returns can be achieved by looking beyond the headlines and underwriting actual risk. But to do that, you have to go under the hood, spend the time, and underwrite all of these risks.

Turning to the next page on an attraction overview, again, why we like recreation. As you see, in the chart to your left there continues to be solid and sustainable growth in recreational spending. That’s a 4% CAGR, which is very strong in today’s environment. The trends we’re seeing, again, themed environments creates an immersive environment tied together by a central theme. Again, people want this kind of congregate entertainment and experience.

Experience-driven technology, we’re gaining new offerings such as surf simulators, which provides skill-based entertainment venues and segmented solution. Attraction programming is relevant across all age segments so we’re not trying to approach a specific group but tailoring these to many of those demographic sets that we talked about earlier.

The next page is a summary of this in which we want to talk about just the major points. Again, we talk about focused growth. We are again focused in our core segments. This is a segment of ours of which we have developed over the years a high level of expertise, and it is employing that expertise and that underwriting skill to a transaction that we maintained our discipline on, and we think we’ve delivered.

These are quality assets. We think that we’ve underwritten them to increase their durability, but they are fundamentally very strong assets. It increases our diversification, again, both in terms of geography and in terms of operator. Again, expected to be immediately accretive on a 90% equity basis, which we think is unique offering. And, again, we are the leading REIT investor in the experience economy. We are at the forefront of this, and we think that wave is only beginning.

What are the next steps for us — on the next slide. Again, the initial Form S4 and proxy filing will get filed in late Q4 2016 because the transaction does require a vote by CNL shareholders. We expect that vote to occur in late Q1 or early Q2 followed by a closing in early Q2.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

With that, why don’t I turn it back over to Mark so that he can discuss guidance for the remainder of the year and for 2017.

Mark Peterson - EPR Properties - EVP, CFO & Treasurer

Thank you, Greg. Turning to the next slide, we are pleased to announce that we are increasing our guidance for 2016 and FFO as adjusted per share to a range of $4.75 to $4.82 from a range of $4.72 to $4.82. As Jerry stated, we are maintaining our guidance for investment spending at a range of $650 million to $700 million. Guidance for 2016 is detailed on page 30 of our supplemental.

Note that we are increasing our guidance for 2016 disposition proceeds by about $125 million at the midpoint to a range of $215 million to $290 million. Dispositions through the end of third quarter totaled nearly $90 million, and we anticipate another $125 million to $200 million during the fourth quarter of 2016 including $85 million of expected sales of public charter schools leased to Imagine.

Now turning to the next slide, we are providing guidance for 2017 FFO as adjusted per share of $5.05 to $5.20, or just over 7% growth at the midpoint over prior year. And guidance for investment spending of $1.3 billion to $1.35 billion. Both of these estimates include the CNL transaction closing in early second quarter 2017. Additionally, this earnings guidance takes into account the significant amount of asset dispositions in 2016 I discussed earlier as well as expected additional dispositions in 2017, which we are guiding to a range of $150 million to $200 million.

The disposition range for 2017 includes another $50 million of expected sales in the first quarter of public charter schools leased to Imagine as well as other public charter school sales pursuant to tenant purchase options and certain entertainment assets.

The next slide provides some additional perspectives on the impact on the CNL transaction on our guidance for 2017 FFO as adjusted per share. As structured, the CNL transaction is financed with over 90% equity, which as shown on the slide results in an expected accretion and FFO as adjusted per share of approximately $0.17 assuming an early second quarter closing.

However, the true impact of the CNL transaction on our expected results is closer to $0.22 per share using our normal capital allocation of approximately 60% equity and 40% debt. This is because the structure of the CNL transaction allows the Company to issue less equity to finance other transactions. In fact, we have very little new equity issuance planned in 2017 outside of the common shares issued in connection with the CNL transaction.

Accordingly, our guidance for expected 2016 FFO as adjusted per share can be reconciled to that expected for 2017 as shown on the next slide. Note that for simplicity all numbers are shown at the midpoint of expectations.

Now, starting with expected 2016 FFO as adjusted per share of $4.79, we subtract $0.20 representing the year-over-year expected impact of dispositions from 2016 and 2017. Next, we add in the expected base business growth of $0.32 or 6.6% and, finally, we add in the $0.22 I referenced on the previous slide for CNL to come to the expected result for 2017 of $5.13 per share representing just over 7% growth versus the prior year. I hope that you find this reconciliation helpful.

Finally, one more note about our 2017 guidance. We expect G&A expense to be higher in Q1 by about $600,000 versus the expected average for the year. Also, because of the timing of expected asset sales, the CNL transaction termination fees and the G&A timing I just mentioned, our year-over-year growth in FFO as adjusted per share is expected to be fairly flat in Q1 versus prior year with growth expected to accelerate in subsequent quarters.

Now, with that, I’ll turn it back over to Greg for his closing remarks.

Greg Silvers - EPR Properties - President & CEO

Thank you, Mark. I want to thank everyone that joined us today. We’ve presented a significant amount of information, but I want to leave you with three main themes.

One, we announced a planned $700 million transaction that demonstrates our core strengths of discipline, underwriting, and industry knowledge, and if successfully closed, we will deliver material accretion even with the consideration being 90% equity. Two, we are actively managing our portfolio both in terms of risk and capital recycling. And, three, we are executing both of the above points while also maintaining our existing business investment pipeline and delivering a planned 7% increase in earnings.

With that, I’ll open it up for questions.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

    QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions) Rob Stevenson, Janney.

Rob Stevenson - Janney Capital Markets - Analyst

Good morning. Greg, given that CNL is in liquidation mode, I mean, how prepared are you to have potentially 8 million to 9 million shares coming back at you in the first part of the year when this deal closes? And are you going to put some sort of buyback program in place with dispositions or something in case the stock starts trading sloppily around that?

Greg Silvers - EPR Properties - President & CEO

Well, I’d say — Rob, thanks for the questions. We’re talking with our advisors right now. As you can imagine, we’ve looked at previous examples of this and how things have traded. I think, as we get closer to that, we’ll begin to discuss what kind of strategies that we’ll look at. But I think everything is on the table to protect our shareholders. But right now, at this point, I think it’s early to lay out that strategy. But know that we are talking with our advisors about that, and we have looked at previous examples and seen how things have traded afterwards. But I think we will have more thoughts on that as we get closer to it.

Rob Stevenson - Janney Capital Markets - Analyst

Okay, and then given the all-or-none nature of this transaction since CNL is in liquidation mode, is there anything in the portfolio that you’re going to own initially that doesn’t fit long term where you needed to take it down in order to get the deal done and maybe you put it out to the market over the next year or something like that, that doesn’t fit with the core recreation portfolio?

Greg Silvers - EPR Properties - President & CEO

Yes, and if you go back and look at the slides, there will be footnote that we referenced five small FECs that are less than $10 million in total that we anticipate that, upon closing, we will move to sell. But it’s not significant, but there are a few small assets that we think don’t fit the core of our portfolio that are insignificant and came along with the deal but that we will dispose of shortly.

Rob Stevenson - Janney Capital Markets - Analyst

Okay. And then just lastly, in the slide deck you had a pro forma as to where the various businesses will wind up being in terms of assets and NOI. As you go forward, where is the goal? What’s still too high and what’s still too low in terms of your optimal mix, going forward? And where should we be expecting more of the investment to come?

Greg Silvers - EPR Properties - President & CEO

I would tell you that next year of the planned non-CNL investment, it’s fairly balanced. So we would see that that would continue to be consistent with that. I think, as we’ve said many times before, the education track has got a higher growth trajectory. But we continue to find really strong opportunities in our entertainment sector as evidenced by the portfolio deal that we’ve done. We’ve got a significant number of planned redevelopments in the theaters for the high amenity.

So I think you will see that balance. Now, what we have done, Rob, and you’ve heard us mention it today, we’ve imposed some self restrictions on our ski exposure and our Topgolf exposure, but other than that I think we’re just looking at quality transactions within those three segments.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Rob Stevenson - Janney Capital Markets - Analyst

Okay. And I lied, one last one. Is there a bottom to which EPR can trade at and not break this deal? I know that there’s a limit to how many shares could be issued, but is there also something in there where if the stock price goes down to $60 or something like that, that there’s a right to void the transaction?

Greg Silvers - EPR Properties - President & CEO

It’s not drafted that way in the agreement, so I think there would be — if they changed their vote or changed their recommendation, there would be a penalty that would come out as a result of that, Rob.

Operator

Nick Joseph, Citigroup.

Nick Joseph - Citigroup - Analyst

Thanks. Just going back to the potential overhang from the last question. Why did you decide to over-equitize in this deal instead of doing this deal as part cash and part stock and then do a secondary or a forward or use your ATM to further de-leverage?

Greg Silvers - EPR Properties - President & CEO

Nick, I think, for us, again, there’s two prongs to this. One, I think it allowed us to control the deal and control the narrative and issue, almost as Mark said, fully fund our 2017 equity needs as we going forward.

But, also, and we’ll have to see how it trades, we’ve had some initiatives. We’re trying to increase our retail shareholder base and see if that actually — how sticky that ends up being. But, again, with those two backdrops going into what is some higher volatility being able to fully fund our 2017 equity needs and potentially increasing our retail shareholder base, we actually thought those were two very good positives. And then we controlled that with the collar mechanism so we have, we think, a very controlled execution that we can monitor, we can respond to if we need to, but it allows us a good execution.

Mark Peterson - EPR Properties - EVP, CFO & Treasurer

Just to add to that, if you take a blended equity issuance rate, think about overnights and ATM and blend that together, we’d probably save, in round terms, probably $35 million in stock issuance costs, so it’s significant in terms of savings, in terms of what we’re issuing the equity at.

Nick Joseph - Citigroup - Analyst

Thanks, and then just on the loan for the ski hills. If you think about the downside risk to that and if you put the ski assets eventually, how do you think about your potential exposure to ski hills at that point?

Greg Silvers - EPR Properties - President & CEO

I actually think we feel like, again, if we get them back, I mean, when we model that 10% we think that includes our loan amount and, like I said, we’re 2.5 cover their over 3 times from an EBITDAR standpoint, very strong and maybe getting closer to 4. So we feel very good about the place that we’re at. So if we look through OZ Real Estate and look to the underlying tenant, we think we have a very, very strong position. We did that purposely, we wanted to be very conservative in our approach. And the overall exposure if that still maintains that 10% level.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Operator

Anthony Paolone, JP Morgan.

Anthony Paolone - JP Morgan - Analyst

Thank you and congratulations on the transaction.

Greg Silvers - EPR Properties - President & CEO

Thanks, Tony.

Anthony Paolone - JP Morgan - Analyst

I think, Greg, you may have mentioned or alluded to that you all got to maybe rework some of the leases? One, did I hear that right? And then, two, can you just give a little bit more color on what you had to do to get comfortable and how many leases you changed and so forth?

Greg Silvers - EPR Properties - President & CEO

Sure. There were a significant — I don’t know that we disclosed it, but there were a significant number of leases that we did rework to get to the coverages and the structures that we like.

Remember, we want really strong seasonal reserve protection meaning they’re paying for their entire year during the period of time of which they’re productive. We wanted strong maintenance CapEx reserves. We wanted strong coverage.

So we actually have several of these. And the other point I would make is we wanted cross-collateralization. So with those sort of underlying frameworks of how we do business, we actually went in and either restructured or entered into new lease agreements that will become effective, upon closing, that allows us to achieve those goals of strong coverage, credit protections, seasonal reserves, maintenance CapEx, and cross-collateralization to allow us to do that.

And I would say that our expertise in this area and with our relationships, we’re probably one of the few people who could have structured that deal, know the parties, know where things are at, and we were, again — go back. If you look, just from a numbers point, seven of these properties were managed by CNL. They didn’t have a lease, so we were able to structure those and put those in our format.

Mark Peterson - EPR Properties - EVP, CFO & Treasurer

Importantly, the value we attributed was on restructured rents, not current rents, so that created those great coverages that Greg went over.

Anthony Paolone - JP Morgan - Analyst

Right. And you gave those coverage numbers based on, I guess, the last five years. How did some of, you know, perhaps, the more cyclical assets like ski resorts and so forth, perform in the downturn? Because if I recall, when you went into ski originally you wanted to stay with the more municipal type properties because of just the cyclicality risk and you kind of now move a bit more into resorts, and I’m curious how some of these larger assets performed and how you got comfortable with that?

Greg Silvers - EPR Properties - President & CEO

Yes, I think that those — the ones that we’re purchasing performed within the range of what we were talking about. We’ve always talked about that 1.25 to 2.25 and so the actual mortgage assets, if you look at our coverage, it was well within the rate, because it’s actually better because we’ve got someone in front of us. So we were always, I would say, a net range, that 2.5 didn’t mitigate that much because, again, it’s the EBITDAR coverage that actually has more volatility on that end. But ours would have stayed above the 2.5 times throughout that underwriting period.

Anthony Paolone - JP Morgan - Analyst

Okay, and then are there contractual bumps in the properties you’re buying and in the new leases?

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Greg Silvers - EPR Properties - President & CEO

Yes, and these are, as we say, for most of that portfolio there is — and these are kind of initial cash rents.

Anthony Paolone - JP Morgan - Analyst

Okay. And then on the sales pipeline, outside of Imagine, and it sounds like a few noncore properties that are being picked up with the CNL deal, what all is in the pipeline? And can you give us a sense of cash and GAAP expected cap rates on the sales?

Greg Silvers - EPR Properties - President & CEO

Yes, I mean, outside of Imagine, we’ve got, as we talked about, some entertainment assets, whether they are moving toward the — and we have those kind of range, again. Mark referenced some of the pad sites where we’re getting very aggressive 6’s cap rates bids to some entertainment assets that are very long in the tooth in their lease. Maybe have less than three to four years of lease life, and we’re probably in the — approaching 9 on those. But from a risk perspective we think we can make significant value out of those. But from managing that portfolio, that’s the right approach.

Operator

(Operator Instructions) Jordan Sadler, Keybanc Capital Markets.

Jordan Sadler - Keybanc Capital Markets - Analyst

Good morning, I’m here with Craig Mailman, as well. On that follow-up on that last cap rate question, did you give the number on what Imagine will look like on the dispo’s?

Greg Silvers - EPR Properties - President & CEO

We did not, and, Jordan, candidly that deal has not closed. So I’d rather not reference that until we actually have that closed. Let us talk to you when we get back at year-end in February to disclose that.

Jordan Sadler - Keybanc Capital Markets - Analyst

That makes sense to me. Is there any way you could give us a blended number on the overall dispo guidance that would be less obvious?

Greg Silvers - EPR Properties - President & CEO

Again, just because we’re referencing things under contract, there is always risk that those would not close. So I would prefer to come back to you in the next 90 — 60, 90 days and talk about that.

Jordan Sadler - Keybanc Capital Markets - Analyst

Okay, that’s fine.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Greg Silvers - EPR Properties - President & CEO

We tried to give you — what we tried to, Jordan, what we tried to do with Mark’s bridge was try to reference to kind of help you with that and give you a bridge to the impact of that without calling out specific deals. But that was what that attempt was.

Jordan Sadler - Keybanc Capital Markets - Analyst

Okay, no, that’s appreciated. And we’ll just figure it out with hindsight, which is no problem. As far as the acquisition goes, congratulations. We certainly appreciate the asset management that’s going on here in terms of reducing some exposures. But I am kind of curious in terms of the timing, in terms of where we are economically. I know a lot of this is experience economy-oriented, but you’re certainly, as Tony made reference a little bit here, tweaking up toward what would seem to be more economically sensitive assets, it may be tweaking down, i.e., Imagine, the education exposure at a point in cycle where it seems — let’s just say that we’re near 7 of the recovery or so. Any thoughts around that?

Greg Silvers - EPR Properties - President & CEO

It’s a good point, Jordan. Interesting for us, and this goes to how we talked about our underwriting. If you look at those assets, most of these assets have been up and performing for 20, 30, 40 years. So we actually can go back and map in different economic times how they perform. And what we’ve seen, again, these are less, with these daily accessible properties, with these attractions assets, they more service the markets that they’re in. They’re not fly-to resort-type destinations. So they’ve actually outperformed during recessionary times.

So that doesn’t mean that there’s not specific impact. Like we spent a lot of time — one of the waterparks is in Houston, and we spent a lot of time going back looking at impact of the oil patch and what’s going on in those. But I want to assure you that we have looked at that kind of economic cyclicality and what the impact of these were to those assets and how to underwrite those to remove that volatility.

Mark Peterson - EPR Properties - EVP, CFO & Treasurer

And just to add to that, too, when you think about the real estate cycle, the worry is you’re overpaying. Well, if you look at the yields that we’re getting and the coverages that we underwrote, we think we’re not overpaying, and that’s why we have stuck to our guns over the last couple of years as we’ve looked at this portfolio.

Jordan Sadler - Keybanc Capital Markets - Analyst

Okay, fair enough. The other question just to be a little bit of a follow-up there, which would be, you’re obviously – there is a concerted reduction in education exposure here, which may be tenant-oriented, but as you look forward to the ex-CNL spend for next year, so 600 to 650. Will that be bucketed, did I hear that right, to a greater extent toward education?

Greg Silvers - EPR Properties - President & CEO

It will be — Jordan, first of all, let me clarify your comment about lowering our exposure in education. I want everyone to be perfectly clear. Our enthusiasm for education has not waned at all. We have said is — and we’ve said this for several quarters, that we wanted to lower our Imagine exposure from a risk perspective. That is more tenant-directed than sector.

If you look at next year, it is fairly balanced as far as the three segments as we move for that. But that, in no way, is — I want to be interpreted as a sense of slowing or diminishing our excitement for our education segment. We see this as strong portfolio management identifying both a tenant that we spend — you know, represents an insignificant portion of our overall portfolio, but we spend a lot of time talking about it. And, therefore, we made the decision that we wanted to lower that exposure. This goes to our ability to execute and deliver on that commitment but does not, in any way, diminish our excitement about the overall segment.

Jordan Sadler - Keybanc Capital Markets - Analyst

Okay, well, thank you for clarifying. One last one — did you give the escalators on the 456?

15

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Greg Silvers - EPR Properties - President & CEO

We didn’t. I mean, generally speaking, in the attractions they’re kind of 10% every five years. All of these pretty much have some percentage rents in there that we will see how those play out, kind of, consistent with what we’ve done before. The actual mortgage is just a flat 8.5.

Operator

Joshua Dennerlein, Bank of America.

Joshua Dennerlein - Bank of America - Analyst

A question on the Och-Ziff Mortgage — did they just choose to do financing through EPR or did they look at other financing sources?

Greg Silvers - EPR Properties - President & CEO

I think, Josh, it’s a fair question. What we did, remember, we — from our perspective we controlled this deal, and we actually kind of wanted to keep the deal structured as far as how we wanted to maintain control and be able to execute it. So we actually shopped to potential other people that would come to the deal.

So I don’t know. I mean, as I said, they have certain refinancing rights. We have protections in there both in terms of, as I said, we’ve got a four-year make whole, meaning they have to pay all the interest payments for that. If they refinance early, we also have it structured with condo-style repayment protections to where that if they refinance they’re overpaying us the allocated amount so that we can’t have any sort of adverse selection.

So I would say, you could talk to them, but we control that process because we control this transaction.

Joshua Dennerlein - Bank of America - Analyst

Okay, all right. Any particular reason why you guys chose to keep the Northstar California. Your resort — do you like that asset more? Or just how did that come about?

Greg Silvers - EPR Properties - President & CEO

Again, from our standpoint, it is West Coast exposure, which we have a predominant East Coast exposure from geographic. Vail is a fantastic operator, top-of-class. Again, it filled that with our criteria with being, still, a drive-to metropolitan destination. So we felt it checked a lot of boxes both in terms of operator quality, their level of investment in the property, the durability, the theme of the complete four seasons asset. So it was a much — straight down the middle deal for us.

Operator

Robert Kirkpatrick, Cardinal Capital.

Robert Kirkpatrick - Cardinal Capital - Analyst

Good morning and thank you for taking the call. With the entry into the amusement park combination side of the attractions portfolio, do you see that growing in the coming half-decade or so?

Greg Silvers - EPR Properties - President & CEO

Rob, I wouldn’t see that that would be an area that we would spend a significant amount. There were certain assets, and if you look at those, there are certain — even those amusements are kind of iconic to this. Pacific Park is really the park on the Santa Monica Pier, which it is much different than you would think of as an amusement park. So there’s just a couple of those in there.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

I don’t think that we’re going to focus on the amusement park area. I think we had some assets that we thought made sense that we could underwrite. There were some core — our waterpark assets that we thought were very strong, and those were the things that we think came together as a package. But I wouldn’t see us making a big move into that.

Operator

And our last question comes from Anthony Paolone, JP Morgan.

Anthony Paolone - JP Morgan - Analyst

Thanks. I just had a follow-up on the idea of maybe an overhang with the stock being issued to the CNL folks. I haven’t looked it up, but did CNL shareholders currently get dividends and, if so, like, sort of, the magnitude and how it might compare with where EPR’s dividend is currently?

Greg Silvers - EPR Properties - President & CEO

They are paid dividends. I think in connection with this deal, there may be some change to that, but they have been paid dividends. Again, I think it’s probably appropriate not for us to comment on their shareholder base, but it is — they are used to getting dividends, so we think it’s consistent, and now we’ll go to a monthly dividend with us.

We think, at this point, we have a very, very attractive yield where we sit. And, Tony, we’re hopeful that some of those will stay with us.

Operator

At this time I’d like to turn the call back over to Greg Silvers for closing remarks.

Greg Silvers - EPR Properties - President & CEO

Again, I want to express my thanks for everyone’s patience. I know today’s call was extended. We think we had a very exciting transaction to announce and exciting results not only for 2016 but how this moves us into 2017. So, again, thank you, everyone, and if you have any questions please feel free to give us a call and we’ll talk to you soon. Thank you.

Operator

Ladies and gentlemen, this does conclude today’s conference, and you may all disconnect. Everyone have a great day.

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NOVEMBER 03, 2016 / 12:30PM GMT, EPR - Q3 2016 EPR Properties Earnings Call

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transaction referred to in this communication, EPR Properties expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary proxy statement of CNL Lifestyle that also constitutes a preliminary prospectus of EPR Properties. After the registration statement is declared effective, CNL Lifestyle will mail a definitive proxy statement/prospectus to stockholders of CNL Lifestyle. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that EPR Properties or CNL Lifestyle may file with the SEC and send to CNL Lifestyle’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CNL LIFESTYLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed by EPR Properties and CNL Lifestyle with the SEC though the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by EPR Properties with the SEC will be available free of charge on EPR Properties’ website at www.eprkc.com, or by contacting EPR Properties’ Investor Relations Department at (816) 472-1700. Copies of documents filed by CNL Lifestyle with the SEC will be available free of charge on CNL Lifestyle’s website at www.cnllifestylereit.com, or by contacting CNL Lifestyle’s Client Services Department at (866) 650-0650. The contents of the websites referenced above are not deemed incorporated by reference into the registration statement or the proxy statement/prospectus.

Certain Information Regarding Participants

EPR Properties and CNL Lifestyle and their respective trustees/directors, executive officers and other management members and employees may be deemed participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the trustees and executive officers of EPR Properties is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 1, 2016, and Form 4’s of EPR Properties’ trustees and executive officers filed with the SEC. Information about the directors and executive officers of CNL Lifestyle is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 28, 2016, and in Form 4’s of CNL Lifestyle’s directors and executive officers filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by the use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” “pipeline,” “estimates,” “offers,” “plans,” “would” or other similar expressions or other comparable terms or discussions of strategy, plans or intentions contained herein. In addition, references to expected accretion and cash yields are forward looking statements. These forward-looking statements represent management’s intentions, plans, expectations and beliefs, taking into account all information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and, accordingly, actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements. Furthermore, these forward-looking statements are subject to numerous assumptions, risks and uncertainties that exist in EPR Properties’, Och-Ziff Real Estate’s (“OZRE”) and CNL Lifestyle’s operations and business environment. Such risks and uncertainties could cause actual results to differ materially from those projected. These uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase and Sale Agreement; (2) the inability to complete the proposed transaction due to the failure to obtain approval from CNL’s stockholders or the failure to satisfy other conditions of the proposed acquisition within the proposed timeframe or at all; (3) disruption in key business activities or any impact on EPR Properties’ or CNL Lifestyle’s relationships with third parties as a result of the announcement of the proposed acquisition; (4) the failure of the proposed acquisition to close for any reason; (5) risks related to disruption of management’s attention from EPR Properties’ or CNL Lifestyle’s ongoing business operations due to the proposed acquisition; (6) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against EPR Properties, CNL Lifestyle, OZRE and others relating to the Purchase and Sale Agreement; (7) the risk that the pendency of the proposed acquisition disrupts current plans and operations; (8) the amount of the costs, fees, expenses and charges related to the proposed acquisition; (9) the risk that regulatory approvals required for the proposed acquisition are not obtained on the proposed terms and schedule or are not obtained subject to conditions that are not anticipated and (10) other risks, including those detailed in the sections of EPR’s and CNL’s Annual Reports on Form 10-K for the year ended December 31, 2015 and other filings with the SEC titled “Risk Factors.” For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date hereof. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date hereof.

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